Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

March 31, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Digital Plus Buffered Notes due March 31, 2021	March 27, 2015	K486
Digital Buffered Notes due October 1, 2018	March 27, 2015	K487
Autocallable Securities due March 31, 2017	March 26, 2015	T490
Accelerated Barrier Notes due March 29, 2019	March 26, 2015	T491
Absolute Return Barrier Securities due March 31, 2020	March 26, 2015	T492
Autocallable Securities due April 2, 2018	March 27, 2015	T517
High/Low Coupon Callable Yield Notes due September 30, 2016	March 26, 2015	U1190
8.00% per annum Contingent Coupon Autocallable Yield Notes due March 31, 2025	March 26, 2015	U1201
8.05% per annum Contingent Coupon Callable Yield Notes due March 31, 2025	March 26, 2015	U1202
5.60% per annum Contingent Coupon Callable Yield Notes due March 29, 2019	March 26, 2015	U1204